# SEC Schedule 13G/A (Amendment No. 10) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SB Financial Group, Inc., CIK 0000767405
CUSIP: 78408D105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 401 Clinton Street, Defiance, Ohio (OH), 43512
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001145443-26-000067
Filed by CIK 0001086888

## Reporting persons
- Manulife Financial Corporation: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Manulife Investment Management (US) LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 467,892; shared voting power 0; sole dispositive power 467,892; shared dispositive power 0; aggregate amount beneficially owned 467,892 (7.47% of the class)

## Item 1. Issuer
Name of issuer: SB Financial Group, Inc.
Address of issuer's principal executive offices: 401 Clinton Street, Defiance, OH 43512

## Item 2. Person Filing
Name of person filing: This filing is made on behalf of Manulife Financial Corporation ("MFC") and MFC's indirect, wholly-owned subsidiary, Manulife Investment Management (US) LLC ("MIM (US)").
Address of principal business office or, if none, residence:
The principal business office of MFC is located at 200 Bloor Street East, Toronto, Ontario, Canada, M4W 1E5.
The principal business office of MIM (US) is located at 197 Clarendon Street, Boston, Massachusetts 02116.
Citizenship:
MFC is organized and exist under the laws of Canada.
MIM (US) is organized and exists under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: MIM (US) has beneficial ownership of 468,892 shares of Common Stock. Through its parent-subsidiary relationship to MIM (US), MFC may be deemed to have beneficial ownership of these same shares.
Percent of class: Of the 6,275,117 shares of Common Stock outstanding as of May 7, 2026, according to the Form 10-Q filed by the issuer with the Securities and Exchange Commission on May 7, 2025, MIM (US) held 7.47%.
Sole power to vote or to direct the vote: Incorporated by reference to Item 5 of the cover page pertaining to each reporting person.
Shared power to vote or to direct the vote: Incorporated by reference to Item 6 of the cover page pertaining to each reporting person.
Sole power to dispose or to direct the disposition: Incorporated by reference to Item 7 of the cover page pertaining to each reporting person.
Shared power to dispose or to direct the disposition: Incorporated by reference to Item 8 of the cover page pertaining to each reporting person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Items 3 and 4 above

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
EXHIBIT A - JOINT FILING AGREEMENT

## Signatures
- Manulife Financial Corporation: /s/ Graham Miller, Graham Miller / Agent* (08/05/2026)
- Manulife Investment Management (US) LLC: /s/ Paul Donahue, Paul Donahue / Chief Compliance Officer (08/05/2026)
Comment: *Signed pursuant to a Power of Attorney dated January 17, 2018 included as Exhibit A to Schedule 13F-NT filed with the Securities and Exchange Commission by Manulife Financial Corporation on January 29, 2018.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)